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                                          [LOGO OF LONE STAR INDUSTRIES, INC.
                                          APPEARS HERE]

                                                              September 3, 1999

Dear Stockholder:

  We are pleased to inform you that on September 2, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dyckerhoff Aktiengesellschaft (the "Parent") and Level Acquisition Corp. (the "Purchaser"), an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") for all of the outstanding shares of the Company's Common Stock (together with the associated Rights) (the "Shares") for $50.00 per Share and for all of the outstanding Common Stock Purchase Warrants (the "Warrants") for $81.25 per Warrant. The Merger Agreement provides that, subject to satisfaction of certain conditions, the Offer is to be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $50.00 per Share in cash (the "Merger Consideration") and any remaining Warrants will be unaffected by the Merger, except that, the Company is not the surviving corporation, then each Warrant holder will have the right to obtain the Merger Consideration upon exercise of each Warrant.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE OFFER AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND WARRANT HOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS AND WARRANT HOLDERS ACCEPT THE OFFER AND TENDER THEIR SECURITIES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 2, 1999 (a copy of which is included with the Schedule 14D-9), to the effect that, as of such date, and based upon and subject to the various considerations set forth in such opinion, the consideration to be received by holders of Shares and Warrants in the Offer and the Merger is fair from a financial point of view to such holders.

  Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including Letters of Transmittal to be used for tendering your securities. These documents describe the terms and conditions of the Offer and provide instructions regarding how to tender your securities. We urge you to read the enclosed material carefully.

                                          Sincerely,
                                          David W. Wallace
                                          /s/ David W. Wallace
                                          Chairman of the Board

                                          /s/ William M. Troutman
                                          William M. Troutman
                                          President and Chief Executive
                                          Officer